

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Craig Fraser
Chief Executive Officer
Wintertree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, PA 18976

> **Re: Wintertree Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 14, 2024**
> **File No. 333-277073**

Dear Craig Fraser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Justin Platt, Esq.